UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lumos Pharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

55028X109

(CUSIP Number)

Jason Brandt

c/o Santé Ventures

201 West 5th Street, Suite 1500

Austin, Texas 78701

(512) 721-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55028X109

1.	Names of Reporting Persons Santé Health Ventures II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 676,832 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 676,832 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,832 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13D is filed by Santé Health Ventures II, LP (“SHV II”), SHV Management Services II, LP (“SHV Services II”), SHV Management Services, LLC (“SHV Management”), Joe H. Cunningham (“Cunningham”), Douglas D. French (“French”) and Kevin M. Lalande (“Lalande” and with Cunningham and French, the “Managing Members”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               These shares are held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13D is provided as of August 27, 2021.

(3)               The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2021.

CUSIP No. 55028X109

1.	Names of Reporting Persons SHV Management Services II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 676,832 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 676,832 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,832 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               These shares are held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13D is provided as of August 27, 2021.

(3)               The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the SEC on August 6, 2021.

CUSIP No. 55028X109

1.	Names of Reporting Persons SHV Management Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 676,832 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 676,832 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,832 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)               This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               These shares are held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13D is provided as of August 27, 2021.

(3)               The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the SEC on August 6, 2021.

CUSIP No. 55028X109

1.	Names of Reporting Persons Joe H. Cunningham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 676,832 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 676,832 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,832 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               These shares are held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13D is provided as of August 27, 2021.

(3)               The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the SEC on August 6, 2021.

CUSIP No. 55028X109

1.	Names of Reporting Persons Douglas D. French

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 676,832 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 676,832 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 676,832 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               These shares are held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13D is provided as of August 27, 2021.

(3)               The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the SEC on August 6, 2021.

CUSIP No. 55028X109

1.	Names of Reporting Persons Kevin M. Lalande

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,077 shares of Common Stock (2)

	8.	Shared Voting Power 676,832 shares of Common Stock (3)

	9.	Sole Dispositive Power 3,077 shares of Common Stock (2)

	10.	Shared Dispositive Power 676,832 shares of Common Stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 679,909 shares of Common Stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               Consists of 236 shares held directly by Lalande and 2,841 shares issuable upon the exercise of stock options held by Lalande that are exercisable within 60 days of August 27, 2021.

(3)               These shares are held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13D is provided as of August 27, 2021.

(4)               The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the SEC on August 6, 2021.

Item 1.                             Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Lumos Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4200 Marathon Blvd., Suite 200, Austin, Texas 78756.

Item 2.                             Identity and Background

(a)               The persons and entities filing this Schedule 13D are Santé Health Ventures II, LP (“SHV II”), SHV Management Services II, LP (“SHV Services II”), SHV Management Services, LLC (“SHV Management”), Joe H. Cunningham (“Cunningham”), Douglas D. French (“French”) and Kevin M. Lalande (“Lalande”). SHV Management is the general partner of SHV Services II, which is the general partner of SHV II. Cunningham, French and Lalande are the managing members of SHV Management and may be deemed to share voting and dispositive power over these shares directly held by SHV II.

(b)               The address of the principal place of business for each of the Reporting Persons is c/o Santé Ventures, 201 West 5th Street, Suite 1500, Austin, Texas 78701

(c)                The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SHV II is to make investments in private and public companies. The principal business of SHV Services II is to serve as the general partner of SHV II. The principal business of SHV Management is to serve as the general partner of SHV Services II. Cunningham, French and Lalande are collectively the members of SHV Management.

(d)               During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Each of SHV II and SHV Services II is a Delaware limited partnership. SHV Management is a Delaware limited liability company. Cunningham, French and Lalande are all U.S. citizens.

Item 3.                             Source and Amount of Funds or Other Consideration

Between August 12, 2021 and August 27, 2021, SHV II purchased an aggregate of 267,205 shares of Common Stock, for an aggregate purchase price of $2.3 million, in open market purchases, as set forth below:

Date	Number of Shares	Range of Purchase Prices	Weighted Average Purchase Price
08/12/2021	31,000	$7.29 to $7.55	$7.5462
08/13/2021	31,000	$7.68 to $7.92	$7.8627
08/16/2021	31,000	$7.81 to $8.08	$7.9586
08/17/2021	16,000	$8.13 to $8.60	$8.4654
08/18/2021	27,870	$8.16 to $8.95	$8.7291
08/19/2021	20,000	$8.36 to $8.52	$8.4485
08/20/2021	35,679	$8.32 to $8.95	$8.7345
08/23/2021	37,800	$9.06 to $9.80	$9.5807
08/24/2021	10,775	$9.29 to $9.50	$9.4544
08/25/2021	14,900	$9.75 to $9.95	$9.8710
08/26/2021	6,200	$9.88 to $10.15	$10.0694
08/27/2021	4,981	$10.05 to $10.55	$10.4962

The source of the funds for all purchases above was from capital contributions of the partners of SHV II.

Item 4.                             Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes.

Subject to market conditions, the Reporting Persons have a present intention of purchasing up to an additional $0.7 million of Common Stock from time to time in open market purchases.

Except as set forth above and depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)               The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Issuer;

(f)                 Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)               Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                  Any action similar to any of those enumerated above.

Lalande is a member of the Issuer’s board of directors. As a director of the Issuer, Lalande may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

Item 5.                             Interest in Securities of the Issuer

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of August 27, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class (3)
SHV II	676,832	0	676,832	0	676,832	676,832	8.1%

SHV Services II (1)	0	0	676,832	0	676,832	676,832	8.1%

SHV Management (1)	0	0	676,832	0	676,832	676,832	8.1%

Cunningham (1)	0	0	676,832	0	676,832	676,832	8.1%

French (1)	0	0	676,832	0	676,832	676,832	8.1%

Lalande (1) (2)	3,077	3,077	676,832	3,077	676,832	679,909	8.1%

(1)         Includes 676,832 shares held by SHV II.  SHV Services II is the general partner of SHV II, SHV Management is the general partner of SHV Services II and the Managing Members are the managing members of SHV Management.  SHV Services II, SHV Management and the Managing Members share power to direct the voting and disposition of the shares.

(2)         Includes 236 shares held directly by Lalande and 2,841 shares issuable upon the exercise of stock options held by Lalande that are exercisable within 60 days of August 27, 2021.

(3)         The percentage of class was calculated based on 8,357,391 shares of common stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q (Commission File No. 001-35342) filed with the SEC on August 6, 2021.

(c)                Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock in the last sixty days.

(d)               No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a non-employee director of the Issuer, Lalande has received, from time to time, equity awards under the Issuer’s equity incentive plans, consisting of stock options and restricted stock units.  As of the date hereof, Lalande holds:

•            stock options to purchase an aggregate of 8,594 shares, which shares are subject to the vesting provisions of the respective option awards; and

•            restricted stock units covering an aggregate of 840 shares, which shares are subject to the vesting provisions of the respective restricted stock units.

In addition, is eligible to receive, from time to time, additional equity compensation under the Issuer’s Non-employee director compensation program, Lalande is eligible to receive additional equity grants from time to time in the future.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.                             Material to be Filed as Exhibits

A - Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2021

Santé Health Ventures II, LP

By:	SHV Management Services II, LP
Its:	General Partner

By:	SHV Management Services, LLC
Its:	General Partner

By:	/s/ Kevin M. Lalande
Name: Kevin M. Lalande
Title: Managing Member

SHV Management Services II, LP

By:	SHV Management Services, LLC
Its:	General Partner

By:	/s/ Kevin M. Lalande
Name: Kevin M. Lalande
Title: Managing Member

SHV Management Services, LLC

By:	/s/ Kevin M. Lalande
Name: Kevin M. Lalande
Title: Managing Member

/s/ Joe H. Cunningham
Joe H. Cunningham

/s/ Douglas D. French
Douglas D. French

/s/ Kevin M. Lalande
Kevin M. Lalande

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Lumos Pharma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

August 30, 2021

Santé Health Ventures II, LP

By:	SHV Management Services II, LP
Its:	General Partner

By:	SHV Management Services, LLC
Its:	General Partner

By:	/s/ Kevin M. Lalande
Name: Kevin M. Lalande
Title: Managing Member

SHV Management Services II, LP

By:	SHV Management Services, LLC
Its:	General Partner

By:	/s/ Kevin M. Lalande
Name: Kevin M. Lalande
Title: Managing Member

SHV Management Services, LLC

By:	/s/ Kevin M. Lalande
Name: Kevin M. Lalande
Title: Managing Member

/s/ Joe H. Cunningham
Joe H. Cunningham

/s/ Douglas D. French
Douglas D. French

/s/ Kevin M. Lalande
Kevin M. Lalande